February 8, 2006

Via Facsimile ((650) 493-6811) and U.S. Mail

John Fore, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA  94303

	Re:	Serena Software, Inc.
		Schedule TO-I
		Filed February 2, 2006
		File No. 005-58055

Dear Mr. Fore:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
1. We note that Spyglass Merger Corp., Silver Lake Partners II,
L.P.
and their affiliates have entered into the merger agreement
pursuant
to which the current tender offer is being made.  We also note that
the financing for this tender offer includes (i) an equity contribution by the Silver Lake affiliates, including Mr. Troxel and the Troxel Trust, (ii) proceeds from a credit facility entered into
by Spyglass Merger Corp. (an entity formed by Silver Lake Partners solely for purposes of the merger), and (iii) an offering of debt securities by Spyglass Merger Corp. or Serena Software. The definition of "offeror" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer
is made (see Instruction K (1) to Schedule TO).   Please advise us
why Spyglass Merger Corp., Silver Lake Partners II, L.P., Mr. Troxel, and the Troxel Trust have not also been identified as offerors in this tender offer. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance.
Any
new offerors in the tender offer must ensure that they independently satisfy the timing, disclosure, signatory and dissemination requirements of Schedule TO.

Offer to Purchase
2. We note that your tender offer is limited to holders of options under some, but not all, of your option plans. We further note that with respect to options issued under the Serena Amended and Restated
1997 Stock Option and Incentive Plan, some options are eligible to participate in the tender offer while some are not. Please provide us with your detailed legal analysis of your compliance with Rule 13e-4(f)(8)(i).
3. We note that tendering security holders may receive consideration in an amount determined based on a formula and the number of options tendered or, if greater, $500. Please provide us your detailed legal analysis of your compliance with Rule 13e-4(f)(8)(ii).
4. We note that the tender offer is conditioned on the completion of the merger. We also note that the offer is scheduled to expire March
2, 2006 while the special meeting of security holders in which you will seek approval of the merger agreement is scheduled for March 9,
2006. Defining the conditions in this manner suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure throughout the offer document to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.
5. On a related matter, please note that Rule 13e-4(f)(2)(i) requires that security holders may withdraw their securities at any time during which the tender offer remains open. As currently structured, the withdrawal rights will expire prior to all conditions having been satisfied or waived. Please provide us a detailed legal analysis of your compliance with the cited rule. Alternatively, revise your offer document to comply with the rule.
6. Also, Rule 13e-4(f)(5) requires the payment for tendered securities, or their return, promptly after the expiration. As currently structured, security holders will receive payment for their tendered securities, or the return of those securities, at least a week after the expiration of the offer. Please provide us a detailed legal analysis of your compliance with the cited rule. Alternatively, revise your offer document to comply with the rule.
7. We note again the dates of the offer`s expiration and the special meeting of security holders. Please tell us how you intend to comply with Rule 13e-4(f)(6)(i).

Conditions of the Offer, page 21
8. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the second bullet point in this section and the third and fourth sub-bullet points under the third bullet point, each of which conditions the offer on whether the contemplated benefits the bidder may enjoy from the offer are materially impaired. Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.
9. Refer to the first full paragraph on page 22. This language implies that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Source and Amount of Consideration, page 24
10. We note your sources of funds for the current tender offer include various debt facilities. Please provide the disclosure required by Item 1007(d) of Regulation M-A. Also, file the exhibits required by Item 1016(b) of Regulation M-A.

Status of Eligible Options Cancelled by us in this Offer, page 33
11. We note that the charge to earnings resulting from the cancellation of unvested stock options is expected to be approximately $3.6. Please reconcile this amount with the expected funds necessary for the transaction of $9.6 million (see page 24).

Financial Information, page 37
12. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(2) and (5) of Regulation M-A.



Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

??

??

??

??

John Fore, Esq.
Wilson Sonsini Goodrich & Rosati
February 8, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE